United States securities and exchange commission logo





                     May 31, 2024

       Kang Liping
       Chief Financial Officer
       Longduoduo Co Ltd
       419 Floor 4 Comprehensive Building
       Second Light Hospital, Ordos Street
       Yuquan District, Hohhot
       Inner Mongolia, China

                                                        Re: Longduoduo Co Ltd
                                                            Form 10-K for the
Year Ended June 30, 2023
                                                            File No. 333-260951

       Dear Kang Liping:

               We issued comments to you on the above captioned filing on April 18, 2024. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by June 14, 2024.

               If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

              Please contact Jeanne Baker at 202-551-3691 or Terence O'Brien at 202-551-3355 if you
       have questions regarding comments on the financial statements and related matters. Please contact Conlon Danberg at 202-551-4466 or Jessica Ansart at 202-551-4511 with any other questions.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Industrial Applications and

                     Services